IL OPTIMIZER
$500,000 Face Amount

Male, Issue Age 35, Preferred,  Non-tobacco User Underwriting Risk Class

Option A Death Benefit
Planned Annual Premium: $4,480
Using Current Charges, 6% Gross Interest Rate
Using the Guideline Premium Test

The table below shows the monthly progress of the Policy Account Value, the Cash Surrender Value, and the Death Benefit from beginning to end of year 5. The Policy Account Value at the end of year 4 is $15,312.77.





                       Beginning of
                        Month Policy     Beginning of                                            Cost of   Morality &   Customer
                         Account          Month Death    Gross         Net      Administrative   Insurance  Expense      Loyalty
     Year     Month       Value             Benefit    Premium Paid  Premium      Charge         Charge    Charge        Credit
------------------------------------------------------------------------------------------------------------------------------------
      5        49        $ 15,312.77       $ 500,000      4,480.00   $ 4,300.80     $ 45.00      $ 24.02      $ 13.84      $0
      5        50        $ 19,607.47       $ 500,000             -       $ -        $ 45.00      $ 24.02      $ 13.84      $0
      5        51        $ 19,601.35       $ 500,000             -       $ -        $ 45.00      $ 24.02      $ 13.83      $0
      5        52        $ 19,595.21       $ 500,000             -       $ -        $ 45.00      $ 24.02      $ 13.83      $0
      5        53        $ 19,589.06       $ 500,000             -       $ -        $ 45.00      $ 24.02      $ 13.83      $0
      5        54        $ 19,582.88       $ 500,000             -       $ -        $ 45.00      $ 24.02      $ 13.82      $0
      5        55        $ 19,576.68       $ 500,000             -       $ -        $ 45.00      $ 24.02      $ 13.82      $0
      5        56        $ 19,570.46       $ 500,000             -       $ -        $ 45.00      $ 24.02      $ 13.81      $0
      5        57        $ 19,564.22       $ 500,000             -       $ -        $ 45.00      $ 24.02      $ 13.81      $0
      5        58        $ 19,557.96       $ 500,000             -       $ -        $ 45.00      $ 24.02      $ 13.80      $0
      5        59        $ 19,551.68       $ 500,000             -       $ -        $ 45.00      $ 24.02      $ 13.80      $0
      5        60        $ 19,545.38       $ 500,000             -       $ -        $ 45.00      $ 24.02      $ 13.80      $0



                          Net         End of Month                  End of
                       Investment    Policy Account  Surrender    Month Cash
     Year     Month     Earnings       Value           Charge   Surrender Value
--------------------------------------------------------------------------------

      5        49      $ 76.77         $ 19,607.47    $ 7,481.68     $ 12,125.79
      5        50      $ 76.74         $ 19,601.35    $ 7,435.37     $ 12,165.98
      5        51      $ 76.72         $ 19,595.21    $ 7,389.06     $ 12,206.15
      5        52      $ 76.69         $ 19,589.06    $ 7,342.75     $ 12,246.30
      5        53      $ 76.67         $ 19,582.88    $ 7,296.44     $ 12,286.43
      5        54      $ 76.65         $ 19,576.68    $ 7,250.14     $ 12,326.54
      5        55      $ 76.62         $ 19,570.46    $ 7,203.83     $ 12,366.63
      5        56      $ 76.60         $ 19,564.22    $ 7,157.52     $ 12,406.70
      5        57      $ 76.57         $ 19,557.96    $ 7,111.21     $ 12,446.75
      5        58      $ 76.55         $ 19,551.68    $ 7,064.90     $ 12,486.78
      5        59      $ 76.52         $ 19,545.38    $ 7,018.59     $ 12,526.79
      5        60      $ 76.50         $ 19,539.06    $ 6,972.29     $ 12,566.77









Calculation of Death Benefit:

Under  Option A, the Death  Benefit is level and equal to the Face  Amount.
Under Option B, the Death Benefit is equal to the Face Amount plus the Policy Account Value. Under either Option, a higher Alternative Death Benefit may apply if the value in the policy reaches certain levels relative to the Face Amount. The Alternative Death Benefit is calculated by multiplying the Policy Account Value by a percentage specified in the policy. For example, in the beginning of policy month 49, using the Guideline Premium Test, the percentage is 250%. For this example, the Death Benefit is the maximum of $500,000 and 250%*$15,312.77 = $38,281.92. Therefore, the Death Benefit is $500,000.

Calculation of Net Premium:

The Net Premium equals the Gross Premium paid less the Premium Charge. The Premium Charge is 6% of each premium payment on guaranteed basis. On current basis, we reduce this charge to 4% of each premium payment after an amount equal to two Target Premiums has been paid. The Target Premium is actuarially determined for each policy, based on that policy's characteristics. For this hypothetical insured, the Target Premium is $4,475, so two Target Premiums is $8,950. The policy has so far paid 4 premiums of $4,480, or $17,920. Hence, the premium charge for the fifth year's $4,480 is 4%. Therefore, the Net Premium = Gross Premium*(1-Premium Charge) = $4,480*(1-.04) = $4,300.80.

Calculation of Charges:

The Monthly Administrative Charge, both on a current and guaranteed basis, is $15 in each of the policy's first 12 months and $10 in each subsequent month. We also charge an additional amount per $1,000 of initial base Policy Face Amount during the policy's first ten years. The amount charged per $1,000 varies with the insured's age at policy issue and is set forth in the policy. For example, for this illustration the current Monthly Administrative Charge in year 5 is equal to $10 per policy plus $0.07 per $1,000 of Face Amount, or $10+$0.07*$500,000/$1000 = $45.00.


The current Monthly Cost of Insurance Charge is determined by multiplying the current Cost of Insurance rate by the amount we have at risk under the policy. The Cost of Insurance rate varies depending on the specifics of the policy and the policy year. The maximum rates charged are set forth in the policy. The amount at risk is the difference between (a) the Death Benefit and (b) the then Total Account Value under the policy. For example, in policy month 49, the current Monthly Cost of Insurance rate is 0.00005. Therefore, the Cost of Insurance Charge is 0.00005 * ($500,000 - ($15,312.77 + $4,300.80 - $45.00))=
$24.02 On a guaranteed basis, the maximum monthly rate for this insured is
0.00011417 and the maximum Cost of Insurance Charge would be 0.00011417*($500,000-($15,312.77+$4,300.80-$45.00)) = $54.85.

The Mortality and Expense Risk Charge is deducted from the Policy Account Value each month. On guaranteed basis, the maximum charge is 1.00% (annual rate) of the value in our variable investment options in policy years 1 through 10 and 0.50% in years 11 and later. On current basis, we are charging 0.85% (annual rate) in years 1 through 8, and 0% in years 9 and later. For this example, it is assumed that 100% of the Policy Account Value is invested in our variable investment options. Therefore, in policy month 49, the guaranteed Mortality and Expense Risk Charge is (0.0100/12)*($15,312.77+$4,300.80-$45.00-$24.02) =
$16.29. The current Mortality and Expense Risk Charge is (0.0085/12)*($15,312.77 +$4,300.80-$45.00-$24.02) = $13.84.

Calculation of Net Investment Earnings:

     This illustration assumes that all of the Account Value is invested in Portfolios that achieve investment returns at a constant hypothetical gross annual rate of 6% (i.e., before any investment management fees, and other expenses of all of the underlying Portfolio assets). The net rate of return takes into consideration investment management fees equivalent to an annual charge of 0.59% and an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 0.53%. After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios, the corresponding net annual rate of return would be 4.82% The net annual rate of return does not reflect the Mortality and Expense Risk Charge or other charges we deduct from the policy's value each month. However, the policy values shown above do reflect all charges. The net annual rates of return on a current basis and on a guaranteed basis are equal.

     The monthly Net Investment Earnings is the monthly net rate of return times the Policy Account Value. The monthly net rate of return for this illustration is 0.3931% The Net Investment Earnings in policy month 49, for example, is (0.3931%)*($15,312.77+$4,300.80-$45.00-$24.02-$13.84) = $76.77.

     If the gross annual rate of return were 0%, the net annual rate of return would be -1.12%. Similarly, if the gross annual rate of return were 12% the net annual rate of return would be 10.75%

Calculation of Policy Account Value:

     The end of month Policy Account Value is equal to the beginning of month Policy Account Value plus the Net Premium, less Charges, plus Net Investment Earnings. For example, in policy month 49, the end of month policy account value is $15,312.77+$4,300.80-$45.00-$24.02-$13.84+$76.77 =
     $19,607.47.

Calculation of Cash Surrender Value:

     A Surrender Charge is deducted from the Account Value if the policy is surrendered during the first 10 policy years. The Cash Surrender Value is the Policy Account Value less the Surrender Charge. The amount of the Surrender Charge is set forth in the policy. For example, in policy month 49, the Surrender Charge for this illustration is $7,481.68. The Cash Surrender Value at the end of policy month 49 is $19,607.47-$7,481.68 = $12,125.79.

Calculation Differences In Other Years:

    -Death Benefit: In later years, the Policy Account Value may become large enough such that the higher Alternative Death Benefit would apply and thus increase the Death Benefit payable.

 -Monthly Charges:

    -The Monthly Administrative Charge is the same in years 2 through 10, and in years 11 and later. The calculation of the charges in year 1, years 2 through 10, and years 11 and later is described above.

    -As described above, the Monthly Cost of Insurance Charge depends on the Cost of Insurance Rate and the amount we have at risk under the policy. The Cost of Insurance Rate generally increases from one policy year to the next. This happens automatically because of the insured person's increasing age. The amount we have at risk under the policy may increase or decrease over time. If the amount we have at risk under the policy increases, the Monthly Cost of Insurance Charge will increase.

    -The Mortality and Expense Risk Charge depends on the Mortality and Expense
     Risk Charge rate and the amount of the Policy Account Value invested in our variable investment options. As described above, the current Mortality and Expense Risk Charge Rate is different in years 1 through 8, and years 9 and later. If the Policy Account Value invested in our variable investment options grows, the Mortality and Expense Risk Charge deducted will be higher.

    -Customer Loyalty Credit: Customer loyalty credit may be credited to the policy account after policy year 8. The customer loyalty credit rates depend on the funding level, the insured's issue age and the policy duration. -In this example, if total premium, net of withdrawals, paid up to the end of the 7th policy year are at least equal to 17 Target Premiums (17*$4,475 = $76,075), a customer loyalty credit, at an annual rate of 0.25%, in policy years 9 through 20, and at an annual rate of 0.55% in subsequent years, of the unloaned policy account value, may be credited monthly to the Policy Account Value. Otherwise, a customer loyalty credit, at an annual rate of 0.20%,in policy years 9 through 25, and at an annual rate of 0.35% in subsequent years, of the unloaned policy account value, may be credited monthly to the Policy Account Value. In this example, if the planned annual premium of $4,480 are paid for seven years and there are no partial withdrawals, the premium funding level at the end of the 7th policy year is 7*$4,480 (=$31,360) which is less than $76,075. Therefore, starting policy year 9, the lower customer loyalty credit may be credited to the policy account, The customer loyalty credit is not guaranteed.

    -Net Investment Earnings: The monthly Net Investment Earnings is the monthly net rate of return times the Policy Account Value. The monthly net rate of return does not vary by year for this illustration. If the Policy Account Value increases or decreases, the Net Investment Earnings will increase or decrease, respectively.

    -Policy Account Value: The calculation of the Policy Account Value does not vary by year. The Policy Account Value will increase or decrease over time depending on the Net Premiums paid, the Charges deducted, and the Net Investment Earnings.

    -Cash Surrender Value: The Surrender Charge decreases each month until the end of year 10, after which it is equal to zero. The decrease in the Surrender Charge may increase the Cash Surrender Value, depending on the Policy Account Value. After year 10, the Cash Surrender Value will be equal to the Policy Account Value.



                  IL OPTIMIZER Hypotetical Illustration - 2009